Mail Stop 6010
Via Facsimile and U.S. Mail

June 15, 2007

Mr. Jorge Matuk Chijner
Chief Executive Officer
Administradora de Fondos Pensiones Provida S. A.
Avenida Pedro de Valdivia 100
Santiago, Chile

> **Re: Administradora de Fondos Pensiones Provida S. A.**
> **Forms 20-F for Fiscal Years Ended December 31, 2004 and 2005**
> **File No. 1-13406**

Dear Mr. Chijner:

We have reviewed your May 19, 2006 response to our March 14, 2006 letter, as well as your October 13, 2006 and January 11, 2007 responses provided to us by e-mail, and have the following comments. In reviewing your responses, we have monitored your Form 20-F for the year ended December 31, 2005 solely as it relates to our prior comments made in connection with our review of your 2004 Form 20-F. We did not otherwise review your 2005 Form 20-F. The references in our comments below are to your 2005 Form 20-F. In our comments, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

General

1.   Please file the responses on EDGAR that were sent to us by e-mail on October 13, 2006 and January 11, 2007.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Accounting for Life and Disability Insurance Cost, page 33

For the following comments related to life and disability insurance costs, please refer to prior comment one.

2.   You disclose (for life and disability insurance cost) that "critical accounting policies under the U.S. GAAP do not differ from the Chilean GAAP policy." However, you describe and quantify significant differences between these accounting conventions in Note 40(m) and 40(o). Please explain this apparent contradiction to us in disclosure-type format.

3.   Your "most material contractual obligation" is related to life and disability policy insurance costs, which is "determined using the predictive model through only year 6" because "it is too difficult to predict macro economic variables (after) that period." Please tell us how using only a 6-year payment assumption on the adequacy of your provision for life and disability insurance obligations at December 31, 2005 complies with U.S. GAAP.

4.   We continue to believe that your analysis showing a hypothetical 15% change could be improved. Please provide the following in disclosure-type format:

- You provide a "hypothetical 15% change in interest rates, frequency of casualties and pension funds returns." Provide an analysis that quantifies the impact of "reasonably likely" as opposed to "hypothetical" changes in your key assumptions.
- Explain the factors that you considered in determining the worst scenario and best scenario. We would expect this range of experience reflected in these scenarios to be generally consistent with your recent historical experience. Explain the reasons for use of assumptions in this analysis that deviate materially from your recent historical experience.
- Explain your basis for concluding that interest rates, frequency of casualties and pension funds returns would increase or decrease simultaneously by 15%, affecting fair value, cash flows and earnings by the same amount.
- Explain what the 2005 base scenario amount represents and how it relates to your consolidated income statement.

Operating Results, page 36

5.   Please refer to prior comment five and the corresponding new disclosure in your
        2005 Form 20-F. We continue to believe that you could improve the discussion
        and quantification of factors underlying changes in life and disability insurance
        expense (55.4% and 50.4% of total expenses in 2004 and 2005 respectively),
        particularly those factors causing the variability in these expenses and the impact
        of related known trends and uncertainties on future operating performance. Please
        provide in disclosure-type format an expanded discussion of the factors
        underlying changes in life and disability insurance expenses, particularly the
        impact of changes in key assumptions for prior year casualty rate estimates, for
        each period presented and discuss the likelihood that the current trend in casualty
        rate adjustments will continue in the future. Also, discuss the relationship between
        the maximum casualty rates in your insurance contracts (e.g. 1.27% for 2005) and
        changes in life and disability insurance expense for each period presented. If your
        accounting policy under US GAAP does differ from Chilean GAAP, provide us
        this information on a US GAAP basis in disclosure-type format.

D. Tabular Disclosure of Contractual Obligations, page 44

6.   Please refer to prior comment seven and the corresponding new disclosure in your
        2005 Form 20-F. We continue to believe that disclosure in your table of
        contractual obligations could be improved. Please describe in disclosure-type
        format your loss development experience beyond year 6, including the expected
        duration of your ultimate loss development and the reasonably likely relationship
        between actual loss development through year 6 and expected ultimate loss
        development. Provide other quantitative or qualitative information that indicates
        the magnitude of this unrecorded contractual obligation beyond year 6 and other
        pertinent data for an understanding of the timing and amount of these obligations.
        If you are unable to provide this information, describe more specifically those
        uncertainties that preclude you from making a reasonably likely estimate of your
        obligations after year 6.

Item 18. Financial Statements

Note 40. Differences between Chilean and United States Generally Accepted Accounting
Principles

II. Additional disclosure requirements

b. Income statement---U.S. GAAP, page F-73

7.   Please refer to prior comment nine. We believe that your US GAAP income statement does not adequately conform to the guidance provided in Article 7 of Regulation S-X. In particular, it does not present a separate caption for life and disability insurance expense. Please provide us a revised US GAAP income statement that conforms to the requirements of Article 7 of Regulation S-X or tell us why you believe Article 7 does not apply to your company.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant